MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Response Biomedical Corporation (“Response Biomedical” or the “Company”) as at and for the years ended December 31, 2006 and 2005, including the related notes therein, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of the Annual Information Form. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, “forecast”, “estimate”, and “expect” and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them, except as required by law. The actual results may differ materially from those contained in any forward-looking statements. Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This management discussion and analysis of financial condition and results of operations has been prepared as at August 29, 2007.

OVERVIEW

Response Biomedical develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information. Response Biomedical currently has eleven tests available for clinical and environmental testing applications and the Company has plans to commercialize additional tests.

The Company’s revenues by product and service market segment were as follows:

Clinical products revenue for the three month period ended June 30, 2007 decreased 18% to $449,804 compared to $545,401 for the same period in 2006. Clinical products revenue for the six month period ended June 30, 2007 increased 34% to $1,057,380 compared to $787,891 for the same period in 2006.

Vector products (West Nile Virus) revenue for the three and six month periods ended June 30, 2007 decreased 18% and 37% to $130,265 and $230,670, respectively compared to $158,523 and $364,078 for the same periods in 2006.

Biodefense products revenue for the three month period ended June 30, 2007, decreased less than 1% to $107,920 compared to $108,146 for the same period in 2006. Biodefense products revenue for the six month period ended June 30, 2007, increased 44% to $480,403, compared to $332,697 for the same period in 2006.

Contract service fees and revenue from collaborative research agreements for the three month period ended June 30, 2007 increased less than 1% to $311,547 compared to $310,295 for the same period

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

in 2006. Contract service fees and revenue from collaborative research agreements for the six month period ended June 30, 2007 decreased 17% to $311,547, compared to $375,884 for the same period in 2006.

As at June 30, 2007, the Company had $2,725,741 in cash and cash equivalents, restricted short-term investments and short-term investments, a decrease of $6,441,115 compared to $9,166,856 as at December 31, 2006. As at June 30, 2007, the Company had a working capital balance of $3,185,688 a decrease of $6,088,105 compared to $9,273,793 as at December 31, 2006.

Subsequent to the end of the quarter, on July 23, 2007, the Company closed a private placement financing for net proceeds of $11,160,000.

During the six month period ended June 30, 2007, the Company obtained $233,870 in cash through the issuance of shares related to the exercise of stock options and $576,090 through the exercise of warrants.

Operational milestones during the three month period ended June 30, 2007 included:

  In April 2007, the Company announced that it had presented data from two international studies at the Tenth Congress of Chest Pain Centers - The Chest Pain Center - A Team Approach in ACS Care, April 25 -28, 2007 in Nashville, TN. The studies, conducted in France and Italy, both concluded that the RAMP NT-proBNP point-of-care assays performed equivalently to the larger centralized laboratory systems;
  In May 2007, the Company announced that it had entered into a long-term agreement with an affiliate of Alexandria Real Estate Equities, Inc. to lease a single-tenant, 46,000 square foot facility in Vancouver, British Columbia. The facility is expected to house all of the Company's operations beginning in early 2008. Initial capital modifications to the facility are being financed by the landlord and managed by the Company;
  In June 2007, the Company announced that it had filed a US Food and Drug Administration (FDA) 510(k) submission seeking clearance to market a rapid Influenza A+B test. The test manufactured by Response will run on the RAMP platform and will be marketed and sold exclusively by 3M Health Care as the 3M(TM) Rapid Detection Flu A+B Test. It is a qualitative immunochromatographic assay indicated for use as an in vitro diagnostic product used with the 3M(TM) Rapid Detection Reader (manufactured by Response) to identify the presence of Influenza A and Influenza B;
  In June 2007, the Company announced that it had been granted a medical device license by Health Canada to market its RAMP NT-proBNP Test. This allows the Company to market, in Canada, diagnostic tests for a full line of cardiac markers for acute myocardial infarction and congestive heart failure. The Company currently markets the product in Europe and has applied for FDA clearance of the test in the United States; and
  In June 2007, the Company announced that its poster, Clinical Concordance for Exclusion of Acute Heart Failure Using the RAMP and Dade Dimension RxL NT-proBNP Assays, poster number A-29, was chosen as the winner of the Critical and Point-of-Care Testing (CPOCT) Abstract Award for Outstanding Research in Critical Care and Point-of-Care Testing. The award was presented CPOCT Division Meeting in San Diego. CPOCT is a division of the American Association of Clinical Chemistry.

Subsequent to the end of the quarter, in July 2007, the Company closed a private placement financing for net proceeds of $11,160,000 whereby it issued 12,000,000 common shares at a price of $1.00 for each common share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which it determines its assessments are reasonable based upon the information available at the time that these estimates and assumptions are made. Areas of significant estimates include allowance for bad debt, the estimated life of property, plant and equipment, provisions for inventory obsolescence, accrual for warranty, provisions for sales returns and allowances, stock-based compensation expense, the accreted interest expense related to convertible debentures and valuation allowance on future income tax assets. Actual results could differ from management’s estimates.

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2006. The Company believes that the significant accounting policies disclosed in its audited consolidated financial statements are critical in fully understanding and evaluating its reported interim and annual financial results. Additional information relating to the Company, including its fiscal 2006 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements, which are non-refundable and require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements, which are refundable, are deferred and recognized once the refundability period has lapsed.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP criteria for deferral and amortization. To date, no development costs have been deferred.

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 11(b) to the unaudited interim consolidated financial statements as at June 30, 2007. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to employees. The fair value of stock options is determined using the Black-Scholes option-pricing model, which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Effective January 1, 2006, the Company changed its policy for accounting for stock-based awards to estimate forfeitures on each reporting period on stock options granted to executive officers, directors, employees and consultants.

Warranty accruals

The Company offers a warranty on its products. The Company estimates costs that may be incurred under its warranty program as liabilities at the time the products are sold. Factors that affect the Company’s warranty liability include the number of units sold, anticipated rates of warranty claims, and costs per claim, which require management to make estimates about future costs. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Convertible debentures

The carrying value of convertible debentures are calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would be applicable to non-convertible debentures at the time the debentures are issued. The difference between the face value and the estimated carrying value of debt is recorded as contributed surplus. The carrying value of convertible debentures is accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debentures. Upon conversion, initial amounts recorded to debentures along with the value of conversion options exercised and accreted interest net of cash interest payments are recorded to share capital.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530 “Comprehensive Income”, and Section 3855 “Financial Instruments – Recognition and Measurement”. These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements.

The adoption of these accounting policy changes has not had an impact on the Company’s financial position as at June 30, 2007.

RESULTS OF OPERATIONS

For the three and six month periods ended June 30, 2007 and 2006

Revenue and Cost of Sales

Revenues from product sales for the three month period ended June 30, 2007 were $687,989 compared to $812,070 for the same period in 2006, a decrease of 15%. Revenues from product sales for the six month period ended June 30, 2007 were $1,768,453 compared to $1,484,666 for the same period in 2006, an increase of 19% .

Clinical products revenue for the three month period ended June 30, 2007 decreased 18% to $449,804 compared to $545,401 for the same period in 2006. Clinical products revenue for the six month period ended June 30, 2007 increased 34% to $1,057,380 compared to $787,891 for the same

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

period in 2006. The decrease in the second quarter, relative to the same period in 2006, is mainly due to decreased reader sales offset partially by increased test sales. Reader sales have decreased in the second quarter primarily due to large reader shipments to partners related to market launch and clinical studies in the 2006 period. Test sales have increased mainly as a result of timing of the orders placed by several distributors, for a growing customer base. In the future, the Company expects increased clinical products revenue as a result of new product launches and the scale up and automation of its manufacturing operations. In the short term, the clinical products revenue may vary depending on the timing of cardiac product orders from its distributors.

Vector products (West Nile Virus) revenue for the three and six month periods ended June 30, 2007 decreased 18% and 37% to $130,265 and $230,670, respectively compared to $158,523 and $364,078 for the same periods in 2006. This decrease is due to the seasonal nature of this product line and fewer new placements as a result of the target market being substantially penetrated. In the future, the Company expects the sales of West Nile Virus products to continue at similar or declining levels.

Biodefense products revenue for the three month period ended June 30, 2007, decreased less than 1% to $107,920 compared to $108,146 for the same period in 2006. Biodefense products revenue for the six month period ended June 30, 2007, increased 44% to $480,403, compared to $332,697 for the same period in 2006. The variability is primarily due to the timing of significant one-time bio-defense system orders. In the future, the Company expects this variability to continue.

Contract service fees and revenue from collaborative research agreements for the three month period ended June 30, 2007 increased less than 1% to $311,547 compared to $310,295 for the same period in 2006. Contract service fees and revenue from collaborative research agreements for the six month period ended June 30, 2007 decreased 17% to $311,547, compared to $375,884 for the same period in 2006. The variability is primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations. The Company expects this variability to continue.

Included in total revenues of $999,536 and $2,080,000 for the three and six month periods ended June 30, 2007 [2006 - $1,122,365 and $1,860,550] was $32,911 and $50,864 [2006 - $87,294 and $120,993] respectively of revenue recognized that was deferred from prior periods and does not result in cash in the current periods.

Cost of sales for the three and six month periods ended June 30, 2007 was $731,981 and $1,411,893 compared to $518,750 and $928,075 in 2006, an increase of 41% and 52% respectively. Cost of product sales includes direct manufacturing labour and materials costs, allocated overhead including depreciation, and non-cash stock-based compensation related to the granting of stock options to employees and consultants engaged in manufacturing activities.

Overall gross margin for the three and six month periods ended June 30, 2007 was 27% and 32%, respectively compared to 54% and 50% for the same periods in 2006. The decrease in gross margin is primarily due to a decrease in higher margin reader sales and increased costs related to the implementation of new manufacturing equipment, processes and personnel as a result of the Company’s scale up efforts. Further contributing to the reduced margin are increased payroll, recruiting costs and other expenses incurred to support the scale up of manufacturing operations. Going forward, the Company expects variation in gross margin based on product mix and the scale up and automation of its manufacturing operations in anticipation of growth in its clinical test business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Expenses

Research and development expenditures for the three and six month periods ended June 30, 2007 increased to $2,143,142 and $3,936,834 from $1,337,888 and $2,499,039 for the same periods in 2006, an increase of 60% and 58% respectively. The increase in the second quarter of 2007 is primarily due to the cost incurred by the Company in the development of a next generation RAMP reader in the amount of $337,000, license fees for nonexclusive license under patent rights to commercialize a RAMP test using a proprietary marker in the amount of $220,000, higher consulting costs incurred for new product regulatory submissions totaling $117,000, higher costs related to submitting and maintaining patent filings in the amount of $91,000, higher payroll costs to support increased product development activity totaling $76,000 and higher travel related mainly to development of the new reader and patent submissions totaling $15,000. This increase was offset by lower research and development activity on other projects in the amount of $37,000 and lower administrative costs of $17,000.

Marketing and business development expenses for the three and six month periods ended June 30, 2007 increased 16% and 22%, respectively to $710,802 and $1,328,141 compared to $611,732 and $1,091,623 for the same periods in 2006. The increase in the second quarter of 2007 is primarily due to higher payroll costs related to increased clinical support activities totaling $83,000, higher legal expenses incurred for business development totaling $86,000, higher insurance and other administrative expenses totaling $51,000. As a result of our reliance on distributors, this increase was offset by lower selling expenses, primarily lower training costs and lower expenses incurred on advertising and promotional materials, totaling $63,000; a decrease in travel expenses incurred in the amount of $27,000 and lower stock-based compensation expense in the amount of $37,000, due to a new vesting model adopted by the Company in March 2006 in which significant portions of options vest in the latter part of the term.

General and administrative expenses for the three and six month periods ended June 30, 2007 were $1,153,661 and $1,899,586 compared to $656,023 and $1,406,185 for the same periods in 2006, an increase of 76% and 35%, respectively. The increase in the second quarter of 2007 is primarily due to an additional rent expense charge of $275,170 related to the rent free period of the new facility lease agreement, higher payroll costs incurred for human resources and investor relations personnel totaling $50,000, higher executive payroll costs totaling $88,000, incentive plan accruals totaling $57,000, compliance with US Sarbanes-Oxley Act of 2002 totaling $35,000, higher audit and insurance expenses totaling $41,000 and higher printing, communication and travel expenses related to investor relations activities totaling $33,000. This increase is offset by a decrease in stock-based compensation expense, in the amount of $86,000 due to a new vesting model adopted by the Company in March 2006 in which significant portions of the options vest in the latter part of the term.

Other Income/Expenses

For the three and six months periods ended June 30, 2007, interest expense amounted to $Nil and $851, respectively compared to a negative $35,700 and positive $63,644 for the same periods in 2006. Interest expense for debentures, including accretion, for the three and six month periods ended June 30, 2007 amounted to $Nil and $Nil [2006 – negative $39,219 and positive $46,979]. The negative amount of $39,219 for the three months ended June 30, 2006 was the result of reversing the accreted interest and recording it to share capital following the conversion of the debentures. Interest expense related to the line of credit for the three and six month periods ended June 30, 2007 amounted to $Nil and $Nil [2006 - $Nil and $12,419]. Other interest expense not related to the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

debentures or to the line of credit, for the three month period ended June 30, 2007 amounted to $Nil and $851 [2006 - $3,519 and $4,246].

Amortization of deferred financing costs for the three and six months period ended June 30, 2007 was $Nil and $Nil [2006 - $16,041 and $53,585]. The 2006 costs relate to the amortization of the estimated fair value of warrants issued to a guarantor as part of a credit facility agreement and finance costs related to convertible debentures issued in October 2005.

During the three and six month periods ended June 30, 2007, the Company earned interest income of $47,111 and $137,411 [2006 - $62,239 and $63,195], respectively relating to funds on deposit.

During the three and six month periods ended June 30, 2007, the Company had foreign exchange losses of $294,827 and $348,971 [2006 – gains of $48,107 and $52,744], respectively. The increased foreign exchange loss is due to significant balances of cash and cash equivalents, restricted short-term investments and short term investments held in US dollars effected negatively by a decline in the value of the US dollar as compared to the Canadian dollar for the three month period ended June 30,2007.

Loss

For the three and six month periods ended June 30, 2007, the Company reported a loss of $3,987,766 and $6,708,865 or $0.03 and $0.06 per share, respectively compared to a loss of $1,872,023 and $4,063,428 or $0.02 and $0.05 per share for the same periods in 2006. The increase in loss for the six month period ended June 30, 2007 compared to the same period in 2006 is primarily due to increased research and development activity, including development of the Company’s next generation RAMP reader, license fees for rights to develop a RAMP test using a proprietary marker, an additional rent expense charge related to the rent free period of the new facility lease agreement and foreign exchange losses as a result of cash and cash equivalents, restricted short-term investments and short term investments held in US dollars and higher payroll expenses.

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP for the eight previous quarters ended June 30, 2007.

	2007	2007	2006	2006	2006	2006	2005	2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Total Revenue	999,536	1,080,464	1,123,693	1,435,815	1,122,365	738,185	1,043,215	719,729
Gross Profit	267,555	400,552	528,723	647,448	603,615	328,860	563,645	374,510
Gross Margin	27%	37%	47%	45%	54%	45%	54%	52%
Expenses	4,007,605	3,156,956	4,032,526	2,507,170	2,605,643	2,391,204	3,545,196	2,255,665
Loss	(3,987,766)	(2,721,099)	(3,431,451)	(1,833,288)	(1,872,023)	(2,191,405)	(3,031,101)	(1,933,580)
Loss per Share – Basic
and Diluted	(0.03)	(0.02)	(0.03)	(0.02)	(0.02)	(0.03)	(0.04)	(0.03)
Total Assets	7,593,556	10,431,436	12,966,931	5,936,076	8,206,769	10,164,602	2,253,939	2,049,527

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Quarter-to-quarter variability and the general trending increase in revenue is driven primarily by the following factors:

  The timing of cardiac product orders from the Company’s distributors in China and Japan;
  The timing of achievement of services contract milestones and corresponding revenue recognition and completion of development contracts;
  The timing of significant bio-defense system orders; and
  Seasonality related to the demand for RAMP West Nile Virus products as well as significant penetration of this target market.

The losses reported are primarily the result of increased research and development expenditures for new product development and to improve current products, a general increase in infrastructure across all functions to support anticipated sales and partnering requirements. In 2005, the Company experienced greater direct sales, marketing and business development expenditures and since the first quarter of 2006 altered its sales strategy putting a relatively greater emphasis on the utilization of distributors and partners.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings. As of June 30, 2007, the Company has raised approximately $58.8 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

The Company’s working capital as at June 30, 2007 was $3,185,688, a decrease of $6,088,105 from working capital of $9,273,793 as at December 31, 2006. With the growth of its operations, the Company’s requirements for working capital are increasing and so subsequent to the end of the quarter, in July 2007, the Company closed a private placement equity financing generating net proceeds of $11,160,000 comprising of 12,000,000 common shares at a price of $1.00 per share. For the six month period ended June 30, 2007, the Company relied primarily on cash on hand and exercise of share purchase warrants and stock options to fund its expenditures.

For the three and six month periods ended June 30, 2007, the Company incurred losses of $3,987,766 and $6,708,865, respectively versus losses of $1,872,023 and $4,063,428 for the same periods in 2006. Until the Company receives greater revenue from product sales, it expects that it will continue to fund its operations from a combination of the funds on hand, exercise of warrants and options, issuance of equity securities, contract service fees, revenues from collaborative research arrangements, and debt financing, as appropriate and where available.

As at June 30, 2007, the Company had 14,292,905 warrants outstanding at exercise prices between $0.50 and $0.62 per share, which if fully exercised, would result in the receipt of approximately $8.66 million. The Company also had 8,883,137 stock options outstanding of which 3,296,132 were exercisable at prices between $0.33 and $1.10 per share and which, if fully exercised, would result in the receipt of approximately $2.10 million.

RISKS AND UNCERTAINTIES

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1) Financial results: The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company’s audited consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The Company has incurred significant losses to date and as at June 30, 2007 had an accumulated deficit of $60,300,947 and has not generated positive cash flow from operations. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain additional financing and on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The consolidated financial statements for the periods presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business; 2) Need to raise additional capital: The Company has incurred substantial operating losses and has had an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. When necessary, the Company will pursue arrangements for additional capital, however there is no certainty that funds will be available on acceptable terms, if at all. If additional funds are not obtained when needed, the Company would have to curtail its current operations resulting in a material adverse impact on its business; 3) Managing growth: The Company may not be able to effectively and efficiently manage the planned growth of its operations and, as a result, it may find itself unable to effectively compete in the marketplace with its products resulting in lost revenue, poor operational performance and sustained losses; 4) Suppliers: Some of the Company’s raw materials and services are provided by sole-source suppliers. In the event a sole-sourced material or service became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development and time to meet product specifications; 5) Alliances: The Company relies significantly on strategic alliance partners to develop and commercialize products and on third party distributors to market and sell its products. If the Company is unable to successfully establish or maintain acceptable agreements with potential and existing partners and distributors, its ability to access various markets profitably with its products may be significantly restricted. If the Company’s partners and distributors are unable to execute on their sales and marketing strategies, the Company’s product sales may be reduced or restricted; 6) Intellectual property: The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties other than ourselves, with respect to patents in this area; 7) Product liability: The Company may be subject to product liability claims, which may adversely affect its operations. Although the Company currently maintains product liability insurance, it cannot assure that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all; 8) Market, competition and technological risk: Significant efforts are being made by companies with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate the competitive performance of its products. Particularly important to its future results of operations will be the Company’s success in developing the point-of-care NT-proBNP market; 9) New instrument: The Company is currently in the process of developing a new instrument projected to be commercially available late in 2007. Certain features of the new instrument, including higher throughput over the existing instrument, are critical to the successful launch and adoption of the Company’s RAMP NT-proBNP Test and the Flu A+B test to be sold by 3M. There is no assurance that the instrument will be completed in a timeframe optimal to the launch of the NT-proBNP Test and the Flu A+B test, that the design of the instrument will meet all the needs of the market place or that the new instrument can be routinely manufactured to specifications; 10) Industry consolidation: The market

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry. The impact of consolidation of several major competitors in the market for immunoassay testing is difficult to predict and may harm the business; 11) Government regulation: For clinical testing applications the Company requires a number of regulatory approvals to market its products and obtaining these approvals can be uncertain, costly and time consuming; the Company is also subject to ongoing regulation of the products for which it has already obtained regulatory clearance or approval, among other things, which may result in significant costs or in certain circumstances, the suspension or withdrawal of previously obtained clearances or approvals; 12) Third-party re-imbursement: Sales and pricing of medical products, including the Company’s, are affected by third-party reimbursement. Depending on manufacturing costs, the Company may not be able to profitably sell its products at prices that would be acceptable to third party reimbursement programs; 13) Seasonality: The business and industry is affected by seasonality, including governmental budget cycles. The Company may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or adversely affect cash flows and losses; 14) Financial and accounting regulation: Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; investor confidence and share value may be adversely impacted if the Company’s independent auditors are unable to provide it with the attestation of the adequacy of the Company’s internal controls over financial reporting, as required by Section 404 of the US Sarbanes-Oxley Act of 2002; Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect the reported results of operations; valuation of stock-based payments, which the Company is required to perform for purposes of recording compensation expense under FAS 123(R), involves significant assumptions that are subject to change and difficult to predict; and 15) Interest rate and foreign exchange: The Company is subject to risk that the Company’s results of operations are affected by fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, restricted short-term investments and short-term investments being invested in variable rate securities and in the future by the Company’s loans which may have fixed and variable interest rates.

Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com, including information about risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results. Such factors include, among others, those described in the Company's annual report on Form 40-F.

MATERIAL COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at June 30, 2007, the Company had the following material commitments and contractual obligations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Commitments and Obligations	Total	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$
License Fees	63,500	11,000	33,000	19,500	—
Facility Sublease	34,772,557	1,222,050	4,220,622	4,330,363	24,999,522
Equipment	78,756	78,756	—	—	—
Design and Engineering Services	316,265	316,265	—	—	—

Total	35,231,078	1,628,071	4,253,622	4,349,863	24,999,522

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at June 30, 2007 there were 114,856,560 common shares issued and outstanding for a total of $57,983,926 in share capital, 8,883,137 (of which 3,296,132 were exercisable) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.64 per share, 5,035,275 common shares reserved for future grant or issuance under the Company’s stock option plan and 14,292,905 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $0.61 per share.

As at August 29, 2007 there are 127,470,641 common shares issued and outstanding for a total of $69,493,415 in share capital, 8,609,237 (of which 3,065,672 were exercisable) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $.64 per share, 5,039,125 common shares reserved for future grant or issuance under the Company’s stock option plan and 13,948,874 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $.61 per share.

TRANSACTIONS WITH RELATED PARTIES

The following payments were made to directors or companies related to or under their control:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
	$	$	$	$
General and administrative
Strategic consulting services	—	—	—	66,500
Directors’ fees [note11[a]]	—	—	—	80,000

In 2006, the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company. During the three and six month periods ended June 30, 2007, the Company earned revenues totaling $311,547 and $312,794 [2006 – $Nil and $Nil] respectively, subsequent to the development partner becoming a related party. As at June

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

30, 2007 the accounts receivable related to this revenue remained outstanding and was included in the balance of trade receivables.

All related party transactions are recorded at their exchange amounts, established and agreed between the parties.

FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted short-term investments and short-term investments, trade receivables, other receivables, accounts payable and accrued liabilities, the carrying amounts approximate fair values due to their short-term nature.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at June 30, 2007, four [December 31, 2006 - four] customers represent 73% [December 31, 2006 - 80%] of the trade receivables balance. The Company has good credit history with these customers and the amounts due from them are generally received as expected.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, restricted short-term investments and short-term investments being invested in variable rate securities.

DISCLOSURE AND FINANCIAL REPORTING CONTROLS

Certain weaknesses were identified in the internal controls over financial reporting. Due to the size of the Company, it is not feasible to achieve complete segregation of duties to provide effective controls over financial reporting. Also, the Company may not have the necessary in-house knowledge to address complex accounting, taxation and legal issues that may arise. These weaknesses and their related risks are not uncommon in a company of the size of Response Biomedical because of limitations in size and number of staff. In the fourth quarter of 2006, the Company made significant changes to its controls in the course of implementing a new enterprise resource planning system. The Company’s 2006 audited consolidated financial statements and annual report were prepared using the legacy accounting system as a check on the new system. The legacy accounting system was no longer run in parallel to the new system as of January 1, 2007. Management believes that the validation provided by the parallel test in the fourth quarter of 2006 and the implementation of additional reporting and monitoring tools in 2007, reasonably assures the reliability of the new system. Management intends to incorporate further enhancements over the coming months. Management employs compensating controls, primarily at the entity level, to mitigate the risk of a material misstatement in financial reporting.